AB 2/26

SECUR[barcode]ION

13011722

2/26/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2013
Washington DC
400

SEC FILE NUMBER
8-65603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAHOE FIXED INCOME, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 S. McCARRON BLVD., SUITE 2060
(No. and Street)

RENO (City) NEVADA (State) 89509 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK ELMORE 775/852-3994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO 3/2/13

OATH OR AFFIRMATION

I, MARK ELMORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAHOE FIXED INCOME, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature MARK ELMORE

PRESIDENT

Title

SEE ATTACHED.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAHOE FIXED INCOME, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

TAHOE FIXED INCOME, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

ACKNOWLEDGMENT

State of Nevada)

County of Washoe)

On January 22, 2013, before me, Lynn Elizabeth Lacy a Notary Public

Personally appeared Mark R. Elmore, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his/her authorized capacity and that by his/her signature on the instrument the person or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of Nevada that the foregoing paragraph is true and correct.

Witness my hand and official seal.

Lynn Elizabeth Lacy

Lynn Elizabeth Lacy
Lynn Elizabeth Lacy
NOTARY PUBLIC - STATE OF NEVADA
My Appointment Expires 02/01/2015
Appointment No. 11-4078-12

1-22-2013

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Tahoe Fixed Income, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Tahoe Fixed Income, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tahoe Fixed Income, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 12-14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12-14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12-14 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 18, 2013

TAHOE FIXED INCOME, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash in bank	$ 495,511
Receivable from Clearing organization	12,080,965
Securities owned, at market value	34,683,454
Prepaid expense and other assets	52,373
Property and equipment, net of accumulated depreciation	56,959
Total assets	$ 47,369,262

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 53,483
Accrued expenses	25,174
Payable to Clearing organization	36,014,749
Total liabilities	36,093,406
Members' equity	11,275,856
Total liabilities and members' equity	$ 47,369,262

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2012

Revenues:		
Net gains on sale of securities		$ 3,561,025
Interest income		881,749
Unrealized gain (loss) on securities held		(1,112,103)
Other income		1,459
Total revenues		3,332,130
Expenses:		
Salaries, benefits and payroll taxes	$ 1,580,072	
Consulting fees	7,020	
Ticket charges	315,952	
Insurance	2,312	
Interest	945,952	
Data subscriptions	399,742	
ATS/ECN charges	439,854	
Professional fees	35,779	
Communications	22,029	
Licenses, registrations, taxes and other fees	75,157	
Retirement plan contributions and expenses	90,926	
Rent	91,914	
Depreciation	16,355	
Office expense	11,551	
Other	62,861	
Total expenses		4,097,476
Net loss		$ (765,346)

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2012

Balance at December 31, 2011	$ 12,406,203
Capital withdrawals	(365,001)
Net loss	(765,346)
Balance at December 31, 2012	$ 11,275,856

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net loss		$ (765,346)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 16,355	
Changes in operating assets and liabilities:		
Decrease in deposits with Clearing organization	12,565	
Decrease in accrued expenses	25,174	
Increase in securities owned, net	(4,982,670)	
Increase in prepaid expenses and other expenses	(9,518)	
Increase in payable to Clearing organization	6,104,588	
Decrease in accounts payable	(12,375)	
Total adjustments		1,154,119
Net cash flows provided by operating activities		388,773
Cash flows from investing activities:		
Additions to property and equipment	(10,754)	
Net cash used for investing purposes		(10,754)
Cash flows from financing activities:		
Contributions withdrawn by members	(365,000)	
Net cash flows used for financing activities		(365,000)
Net increase in cash		13,019
Cash at beginning of year		482,492
Cash at end of year		$ 495,511

SUPPLEMENTAL CASH INFORMATION

Cash paid for interest	$ 945,952

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer formed under the laws of the State of Nevada maintaining its principal office in Reno, Nevada, with a branch office in Carlsbad, California. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government and agency securities, corporate obligations and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2012, the Company had deposit levels with clearing organizations exceeding the requirements.

Marketable Securities/Fair Value

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining fair value for its marketable securities. Company defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable Securities/Fair Value, continued

valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy utilized to measure as of December 31, 2012, on a recurring basis:

	Level 1	Level 2	Level 3	Total
Trading securities, assets	$ 34,683,454	$ -	$ -	$ 34,683,454
Payable to clearing organization, liabilities	$ 36,014,749	$ -	$ -	$ 36,014,749

Trading securities are based on quoted market prices in active markets for identical assets and liabilities.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a trade date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

(1) SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES, Continued

Income Taxes

The Company is taxed as an "S" corporation; therefore, the Company is not taxed at the entity level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

(2) SECURITIES OWNED

Securities owned consist of trading securities, recorded at market value, and include accrued interest of $145,504. These securities had a cost of $36,014,748 and are comprised of corporate obligations, bank Certificates of Deposit, and Federal obligations.

The securities are purchased on margin with the Clearing organization and the liability related to such purchases is included under the caption "Payable to Clearing organization" on the Statement of Financial Condition. To the extent that the Company has received proceeds from short-sale positions, the proceeds have reduced the amount of inventory financing payable. See Note 3.

(3) PAYABLE TO CLEARING ORGANIZATION

Payable to Clearing organization consists of the following:

Inventory financed, net of proceeds received by Clearing firm related to short sales	$ 17,001,667
Securities sold, not yet purchased – at market value	19,013,082
Total due Clearing firm	$ 36,014,749

(4) TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate and agency securities and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of

(4) TRADING ACTIVITIES AND RELATED RISKS, Continued

interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by trading either governmental agency securities, corporates or securities that are AAA rated by two or more debt security rating services or Certificates of Deposit that are insured by the Federal Deposit Insurance Corporation. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

(5) RENTAL OF OFFICE FACILITIES

The Company occupies office space under a lease agreement expiring April 30, 2014, calling for payments as follows:

Year Ended December 31	
2013	$ 62,639
2014	21,087
Total commitments	$ 83,726

(6) 401(K) PLAN

The Company sponsors a 401(k) retirement plan for all eligible employees who have a minimum of three months of service and have attained the age of twenty-one. The Company made discretionary contributions of $73,777 to such plan during 2012.

(7) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Bank of America which had a bank balance of $495,511 at December 31, 2012. Accounts at this institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(8) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital of $100,000. At December 31, 2012, the Company had computed net capital of $8,180,180, which was in excess of the required net capital level by $8,080,180. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .0096 to 1.

(9) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 18, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

TAHOE FIXED INCOME, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Total members' equity		$ 11,275,856
Adjustments – non-allowable assets:		
Prepaid expenses and other assets	$ (52,373)	
Property and equipment, net	(56,959)	
Total adjustments		(109,332)
Net capital before haircuts		11,166,524
Haircuts on security positions:		
United States Agency obligations and obligations of organizations established by the United States	(2,903,025)	
Undue concentration	(83,319)	(2,986,344)
Net capital		8,180,180
Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)		(100,000)
Excess net capital		$ 8,080,180

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 78,657
Ratio of aggregate indebtedness to net capital	.0096 to 1

The computation of net capital as reported above in the unaudited Part IIA filing agrees with the audited net capital as reported above.

TAHOE FIXED INCOME, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

TAHOE FIXED INCOME, LLC
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Tahoe Fixed Income, LLC

In planning and performing our audit of the financial statements of Tahoe Fixed Income, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 18, 2013

TAHOE FIXED INCOME, LLC

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2012

(With Independent Accountants' Report On Applying Agreed-Upon Procedures)

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

TAHOE FIXED INCOME, LLC

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2012

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

The Managing Member
Tahoe Fixed Income, LLC
Reno, Nevada

Dear Managing Member:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Tahoe Fixed Income, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Tahoe Fixed Income, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Tahoe Fixed Income, LLC's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich, Baron Goodyear, LLP

Long Beach, California
February 20, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

TAHOE FIXED INCOME, LLC
6900 S MCCARRAN BLVD, SUITE 2060
RENO, NV 89509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 4,263
B.	Less payment made with SIPC-6 filed (exclude interest) ____ Date Paid	(0)
C.	Less prior overpayment applied	(1,824)
D.	Assessment balance due or (overpayment)	2,439
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 0
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,439
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TAHOE FIXED INCOME, LLC
(Name of Corporation, Partnership or other organization)

Mark Elmore
(Authorized Signature)

President
(Title)

Dated the 20 day of Feb, 20 13

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 01, 20 12 and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,332,129
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	745,332
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)	
______________________________	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 881,748	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	881,748
Total deductions	1,627,080
2d. SIPC Net Operating Revenues	$ 1,705,049
2e. General Assessment @ .0025	$ 4,263
	(to page 1, line 2.A.)